United States securities and exchange commission logo





                     November 16, 2022

       Brian Brown
       Chief Financial Officer
       Rocket Companies, Inc.
       1050 Woodward Avenue
       Detroit, MI 48226

                                                        Re: Rocket Companies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39432

       Dear Brian Brown:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance